

Mail Stop 3561

December 28, 2009

Bingo.com, Ltd.
H. W. Bromley-Chief Financial Officer
National Bank of Anguilla Corporate Building, 1st Floor
St. Mary's Road, TV1 02P
The Valley, Anguilla, B.W.I

       Re: Bingo.com, Ltd.
              Form 10-K for the year ended December 31, 2008
              Filed March 31, 2009
              File Number: 333-120120-01

Dear Mr. Bromley:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                               Sincerely,

                               David R. Humphrey
                               Branch Chief